SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2018

Commission File Number: 001-38397

Farmmi, Inc.

(Registrant’s name)

No. 307, Tianning Industrial Area
Lishui, Zhejiang Province
People’s Republic of China 323000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

On July 18, 2018, Farmmi, Inc. (the “Company”) entered into an employment agreement with Liang Han to appoint her, the marketing director, to the newly-created position of Chief Operating Officer, effective July 1, 2018. Under the terms of Ms. Han’s employment, Ms. Han is entitled to the following:

• Base compensation of RMB 300,000 per year.

• Reimbursement of reasonable expenses incurred by Ms. Han.

Ms. Han’s employment may be terminated at any time by either party upon presentation of 30 days’ prior notice or immediately for cause.

As Chief Operating Officer, Ms. Han is now responsible for the alignment of business unit priorities, go-to-market strategies and ensuring operational excellence across the Company. Ms. Han will continue to report to Yefang Zhang, the CEO.

Ms. Han, age 44, has more than 20 years of sales and operation experience in a variety of manufacturing industries. Ms. Han joined the Company in January 2018 as the marketing director. Prior to that time, from May 2013 to December 2017, Ms. Han was the general manager at Zhizhonghe, a subsidiary in food industry of a public company in China. From January 2007 until April 2013, Ms. Han was the sales director of a subsidiary of Forasen Holding Group Co., Ltd., a related party of the Company. From 1997 to 2007, Ms. Han worked at various corporations in managerial positions.

There is no arrangement or understanding between Ms. Han and any other person pursuant to which Ms. Han was selected as an officer or director. There are no family relationships between Ms. Han and any of our directors or executive officers.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FARMMI, INC.

Date: July 20, 2018	By:	/s/ Yefang Zhang
	Name:	Yefang Zhang
	Title:	Chief Executive Officer